Grupo PARANAPANEMA

03 NOV -3 AM 7:21

Rio de Janeiro – October 29, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

03037114

SUPPL

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Meetings of the Board of Directors of Paranapanema S.A. held on October 20, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

11/4

Grupo PARANAPANEMA

Rio de Janeiro – October 29, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Meetings of the Board of Directors of Paranapanema S.A. held on October 20, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

PARANAPANEMA S/A

CNPJ/MF N° 60.398.369/0001-26

NIRE 33.300.163.816

A PUBLICLY-HELD CORPORATION

Minutes of the meeting of the Board of Directors of Paranapanema S.A. held on October 20, 2003.

Date, Venue and Time: At 10:00 of October 20, 2003, at the corporate headquarters at Praia de Botafogo n° 228, 15° andar, Bloco "A", Rio de Janeiro, RJ. **Attendance:** The members of the Board of Directors of the company, Messrs. Hamilton Salemo de Moura (Secretary), Wanderley Rezende de Souza, Vítor Paulo Camargo Gonçalves, Yutaka Imagawa, Wilson Carlos Duarte Delfino, Silvio Tini de Araújo e Luiz Carlos dos Santos Vieira. **Order of the Day:** Analysis of the substitution of the President of the Company. **Resolutions**: The Board of Directors has decided to elect to the function of President of the Company, in lieu of Mr. Hamilton Salerno de Moura who held this function together with the function of Chairman of the Board of Directors, Mr. **GERALDO RIBEIRO DO VALLE HAENEL**, Brazilian, married, engineer, holder of the identification card n° 3.170.597, issued by SSP-SP and of CPF n° 025.672.888-72, residing and domiciled in the city of São Paulo, SP, at Rua Madre Mazzarello, n° 717, who will accumulate the function of Chief Investor Relationship Officer, in accordance with contract archived in the company headquarters. The Executive Officers of the Company is, therefore, composed by: Geraldo Ribeiro do Valle Haenel, as President and Chief Investor Relationship Officer, and Remulo Borges de Azevedo Lemos, as Chief Financial and Administrative Officer, until the time that last in this mandate, i.e., until the General Shareholder Meeting that analyses Financial Statements referring to the fiscal year ended on 12.31.2003. **Closing:** there being no further to be discussed it was decided to adjoum the meeting and to write this minutes which, once read and found in good order, was signed by the persons present. Rio de Janeiro, October 20, 2003. (a) Hamilton Salerno de Moura; (a) Wanderley Rezende de Souza; (a) Vítor Paulo Camargo Gonçalves; (a) Yutaka Imagawa; (a) Wilson Carlos Duarte Delfino; (a) Silvio Tini de Araújo; (a) Luiz Carlos dos Santos Vieira.

This copy tallies with the original, as appearing in the proper book.

HAMILTON SALERNO DE MOURA
Secretary: :____________________________

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro, Name: PARANAPANEMA S/A, Nire: 33.3.0016381-6, File: 00-2003/142522-4 – 22/10/2003. Certify the approval on 23/10/2003 and the registry under the number and date below. 00001358367. Date: 23.10.2003 Valéria G. M. Serra – General Secretary.

PARANAPANEMA S.A.

CGC/MF 60.398.369/0001-26

NIRE 33300163816

COMPANHIA ABERTA

Ata da reunião do Conselho de Administração da Paranapanema S.A., realizada dia 20 de outubro de 2003

Data, Local e Hora: Às 10:00 horas do dia 20 de outubro, na sede social da Empresa, na Praia de Botafogo, 228 - 15° andar, Bloco "A", Botafogo, na cidade do Rio de Janeiro, RJ; **Presença:** Os membros do Conselho de Administração da Companhia, Srs. Hamilton Salerno de Moura (Secretário), Wanderley Rezende de Souza, Vitor Paulo Camargo Gonçalves, Yutaka Imagawa, Wilson Carlos Duarte Delfino, Silvio Tini de Araújo e Luiz Carlos dos Santos Vieira **Ordem do Dia** : Apreciar a substituição do Diretor Presidente da Companhia. **Deliberações:** O Conselho de Administração decidiu eleger para Diretor Presidente da sociedade, em substituição ao Sr. Hamilton Salerno de Moura, que acumulava a função com a de Presidente do Conselho de Administração, o Sr. **GERALDO RIBEIRO DO VALLE HAENEL,** brasileiro, casado, engenheiro, portador da carteira de identidade de n° 3.170.597, expedida pela SSP-SP inscrito no CPF sob n°025.672.888-72, residente e domiciliado na cidade de São Paulo (SP), à Rua Madre Mazzarello, nº 717, que exercerá suas funções cumulativamente às de Diretor de Relações com Investidores, nos termos de contrato arquivado na sede da Companhia. Fica, destarte, assim composta a Diretoria Executiva: Geraldo Ribeiro do Valle Haenel, como Diretor Presidente e de Relações com Investidores, e Remulo Borges de Azevedo Lemos, como Diretor Financeiro e Administrativo, pelo período remanescente do mandato, ou seja, até a Assembléia Geral que

examinar as contas do exercício findo em 31.12.2003. **Encerramento** - Nada mais havendo a tratar, foi encerrada a reunião, com a lavratura da presente ata, a qual, após lida e achada conforme, foi assinada pelos presentes. Rio de Janeiro, 20 de outubro de 2003. (a.) Hamilton Salerno de Moura; (a.) Wanderley Rezende de Souza; (a.) Vitor Paulo Camargo Gonçalves; (a.) Yutaka Imagawa; (a.) Wilson Carlos Duarte Delfino; (a.) Silvio Tini de Araújo; (a) Luiz Carlos dos Santos Vieira.

Confere com o original lavrado no livro próprio.

HAMILTON SALERNO DE MOURA
Secretário

JUNTA COMERCIAL DO ESTADO DO RIO DE JANEIRO
Nome : PARANAPANEMA S/A
Nire : 33.3.0016381-6
Protocolo : 00-2003/142522-4 - 22/10/2003
CERTIFICO O DEFERIMENTO EM 23/10/2003, E O REGISTRO SOB O NÚMERO E DATA ABAIXO.
Valéria G. M. Serra
SECRETÁRIA GERAL
00001358367
DATA : 23/10/2003